February 28, 2005

H. Christopher Owings, Esq.
Assistant Director
Office of Small Business
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Catalyst Lighting Group
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed February 1, 2005
      File No. 333-121179

            Form 8-K filed October 5, 2004
            File No. 000-50385

Dear Mr. Owings:

      This letter is in response to the comments contained in the Staff's letter to Dennis H. Depenbusch (the "Comment Letter") dated February 14, 2005. The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

Form SB-2

General

1. We note your response to prior comments 2 and 3. It appears that you will receive proceeds from the exercise of warrants in connection with the offering of common stock reflected in footnote (3) to the fee table. Please revise throughout the prospectus to clarify that you will receive proceeds from the exercise of those warrants and specify the amount. Please also provide Item 504 disclosure.

As discussed with Howard Baik, we have not made this change as none of the referenced warrants for which the underlying Common Stock is being registered in the SB-2 are "in the money." The exercise price of all such Warrants is $3.00 per share. The current trading price of the Common Stock is $2.60 per share. Our Common Stock is not heavily traded and has not ever exceeded a trading price of $2.85 per share. Accordingly, we believe disclosure concerning the amount of proceeds we expect to receive, and disclosure of our use of such proceeds, would be materially misleading at this time.

Cover Page

2. We note your response to prior comment 10. Please also name here the broker-dealer selling stockholders and specify that they are underwriters.

We have made the requested change in the revised SB-2 filed concurrently with this letter.

Management's Discussion and Analysis and Plan of Operation

3. We reissue prior comment 7. Please revise to more clearly and concisely discuss the impact of the Laurus transactions on your financial condition and liquidity. As part of your revisions, please focus on discussing and analyzing how management believes the notes and warrants affect you. As one example, discuss any limitations on the use of funds. As another example, discuss the amounts currently outstanding on your notes and describe how the existence of these notes will impact your ability to obtain financing in the future. For general guidance on disclosure in Management's Discussion and Analysis, please see Securities Act Release No. 33-8350 (December 19, 2003).

We have made the requested changes in the revised SB-2 filed concurrently with this letter.

4. In addition, as part of your revisions, please do not merely recite the terms of the notes and warrants. Where you do cite specific terms, however, please use clear, understandable language and avoid run-on sentences and embedded lists. Also, please clarify the provisions in your notes and warrants that currently are applicable. For example:

      o On page 26 we note the part (a) conversion limitation related to the advance of money pursuant to the various notes. Please specify the amount of money currently advanced on the notes. Also, specify whether the amount includes the $600,000 advance mentioned in the last paragraph on page 25.

      o We also note the part (b) conversion limitation related to the registration or exemption of the shares of common stock underlying the notes. Given that you no longer are registering the shares underlying the Term Note, it appears that Laurus may not convert any shares under any note. Please revise to so clarify and generally discuss how this will affect you.

      o Similarly, because you no longer are registering the Term Note shares, it appears that the 2% downward interest adjustment is inapplicable. Only the 1% downward interest adjustment may apply. Please revise to so clarify and generally discuss how this will affect you. Please also specify the currently applicable interest rate.

      o Also, is the interest due under any note payable in shares rather than cash? If so, how does this affect you.

We have made the requested changes in the revised SB-2 filed concurrently with this letter.

If you have any questions regarding our responses to any of the above information, please contact David N. Feldman at (212) 869-7000.

                                   Sincerely,

                                    Catalyst Lighting Group, Inc.


                                    By: /s/ Dennis H. Depenbusch
                                             Dennis H. Depenbusch
                                             Chief Executive Officer

cc:      Brian Mandell-Rice
         David N. Feldman, Esq.